Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Health Benefits Direct Corporation and Subsidiaries
We consent to the incorporation in this Registration Statement on Form SB-2/A of our report dated March 30, 2006 for the year ended December 31, 2005 relating to the consolidated balance sheet of Health Benefits Direct Corporation and Subsidiaries and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for the year ended December 31, 2005 and for the period from January 27, 2004 (inception) to December 31, 2004. We also consent to the reference to our firm under the caption “Experts” in the Prospectus.

/s/ Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
July 3, 2006